<PAGE 1>

                                                             File No. 69-122

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549-1004

                                  Form U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the fiscal year ended December 31, 1996

                          COMMONWEALTH ENERGY SYSTEM

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

   Claimant

   Commonwealth Energy System (the System), a Massachusetts Trust, organized in the Commonwealth of Massachusetts is located in Cambridge, Massachusetts. The System owns investments in the following electric and gas utilities and other subsidiaries all of which are organized in the Commonwealth of Massachusetts:

   Name of Company                             Location

   Electric Utilities

   Cambridge Electric Light Company            Cambridge, Massachusetts
   Canal Electric Company                      Sandwich, Massachusetts
   Commonwealth Electric Company               New Bedford, Plymouth,
                                                 Martha's Vineyard and
                                                 the geographic area
                                                 comprising Cape Cod,
                                                 Massachusetts

   Gas Utility

   Commonwealth Gas Company                    Cambridge, Framingham, New
                                                 Bedford, Plymouth, South-
                                                 boro, Somerville and
                                                 Worcester, Massachusetts

   Other Subsidiaries

   COM/Energy Acushnet Realty                  Cambridge, Massachusetts
     (Organized as a Trust;
      leases land to Hopkinton
      LNG Corp.)

   COM/Energy Cambridge Realty                 Cambridge, Massachusetts
     (Organized as a Trust to
      hold various properties)

   COM/Energy Freetown Realty                  Cambridge, Massachusetts
     (Organized as a Trust
      to develop a parcel of
      land)
<PAGE 2>

                          COMMONWEALTH ENERGY SYSTEM

   Other Subsidiaries (Continued)

   Name of Company                             Location

   COM/Energy Research Park Realty             Cambridge, Massachusetts
     (Organized as a Trust to
      develop a research complex)

   COM/Energy Services Company                 Cambridge, Massachusetts
     (Service company)

   COM/Energy Steam Company                    Cambridge, Massachusetts
     (Sells steam for heating
      and industrial production)

   Darvel Realty Trust                         Cambridge, Massachusetts
     (Owns, develops and operates
      real estate)

   Hopkinton LNG Corp.                         Cambridge, Massachusetts
     (Operates an LNG facility
      with Commonwealth Gas Company
      being its primary customer)

   All of the previously listed subsidiaries are wholly-owned.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies is included in Exhibit C attached hereto.

3. Reference is made to Exhibit D attached hereto for a description of sales and purchases of electricity and gas.

   This statement consists of pages numbered 1, 2 and 3 inclusive, together with the following exhibits:

         Exhibit A -     Financial Statements (Should be read in conjunction
                         with the Annual Report on Form 10-K filed with the Securities and Exchange Commission.)

         Exhibit B -     Financial Data Schedule

         Exhibit C -     Description of Properties

         Exhibit D -     Sales and Purchases of Electricity and Gas

<PAGE 3>

                          COMMONWEALTH ENERGY SYSTEM

                                  SIGNATURES

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.

                                                  COMMONWEALTH ENERGY SYSTEM



                                                  By     JAMES D. RAPPOLI
                                                         James D. Rappoli,
                                                         Financial Vice
                                                           President and
                                                           Treasurer
SEAL

Attest

   MICHAEL P. SULLIVAN
   Michael P. Sullivan,
   Vice President,
     Secretary and
     General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

   James D. Rappoli                               Financial Vice President
         (Name)                                         and Treasurer
                                                           (Title)

             One Main Street, Cambridge, Massachusetts 02142-9150
                                   (Address)
<PAGE 4>


                                                            INDEX TO
                                                            EXHIBIT A

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES

                         INDEX TO FINANCIAL STATEMENTS


Exhibit  Description

 A - 1   Consolidating Statement of Income for the
           Twelve Months Ended December 31, 1996                Pages 1 - 5

 A - 2   Eliminations and Reclassifications to
           Consolidating Statement of Income for
           the Twelve Months Ended December 31, 1996

             Summary                                            Pages 1 - 3
             Detail                                             Pages 4 - 8

 A - 3   Consolidating Statement of Retained
           Earnings for the Twelve Months Ended
           December 31, 1996                                    Pages 1 - 5

 A - 4   Consolidating Balance Sheet -
           December 31, 1996

             Assets                                             Pages 1 - 5
             Capitalization and Liabilities                     Pages 6 - 10
             Note to Consolidating Balance Sheet                Page 11

 A - 5   Eliminations and Reclassifications to
           Consolidating Balance Sheet -
             December 31, 1996

             Summary                                            Pages 1 - 2
             Detail                                             Pages 3 - 5
<PAGE 5>


                                                                 EXHIBIT A-1
                                                                 PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                   Eliminations
                                                   and Reclass-
                                      Consolidated  ifications       Total

OPERATING REVENUES:
  Electric                             $  649 678    $108 757     $  758 435
  Gas                                     341 867         621        342 488
  Steam                                    17 242         -           17 242
  Other                                     2 118      46 514         48 632
                                        1 010 905     155 892      1 166 797

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            91 690         307         91 997
  Electricity purchased for resale        265 019     102 157        367 176
  Cost of gas sold                        187 530      10 135        197 665
  Other operation                         215 319      43 371        258 690
  Maintenance                              40 913         -           40 913
  Depreciation                             51 782         -           51 782
  Taxes -
    Local property                         18 049         -           18 049
    Federal and state income -
      Current                              33 869         -           33 869
      Deferred                              3 515         -            3 515
      Investment tax credits, net          (1 285)        -           (1 285)
    Payroll and other                       7 839         -            7 839
                                          914 240     155 970      1 070 210

OPERATING INCOME (LOSS)                    96 665         (78)        96 587

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries          -        60 396         60 396
  Interest - subsidiaries                     -         1 909          1 909
  Other, net                                4 878         699          5 577
                                            4 878      63 004         67 882

TOTAL INCOME                              101 543      62 926        164 469

INTEREST CHARGES:
  Long-term debt                           35 586         -           35 586
  Intercompany advances                       -         2 493          2 493
  Other interest charges                    7 039          37          7 076
  Allowance for borrowed funds used
    during construction                      (257)        -             (257)
                                           42 368       2 530         44 898

NET INCOME (LOSS)                       $  59 175    $ 60 396     $  119 571
<PAGE 6>

                                                                 EXHIBIT A-1
                                                                 PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                                   Cambridge
                                       Commonwealth                Electric
                                       Energy       Subsidiaries   Light
                                       System       Combined       Company

OPERATING REVENUES:
  Electric                               $    -      $  758 435    $119 105
  Gas                                         -         342 488         -
  Steam                                       -          17 242         -
  Other                                       -          48 632         -
                                              -       1 166 797     119 105

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil               -          91 997       3 427
  Electricity purchased for resale            -         367 176      68 673
  Cost of gas sold                            -         197 665         -
  Other operation                           1 112       257 578      26 934
  Maintenance                                 -          40 913       3 064
  Depreciation                                -          51 782       4 254
  Taxes -
    Local property                            -          18 049       3 041
    Federal and state income -
      Current                                (819)       34 688       3 404
      Deferred                               (450)        3 965        (628)
      Investment tax credits, net             -          (1 285)        (93)
    Payroll and other                          27         7 812         822
                                             (130)    1 070 340     112 898

OPERATING INCOME (LOSS)                       130        96 457       6 207

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       60 396           -           -
  Interest - subsidiaries                   1 909           -           -
  Other, net                                   (2)        5 579       2 242
                                           62 303         5 579       2 242

TOTAL INCOME                               62 433       102 036       8 449

INTEREST CHARGES:
  Long-term debt                            3 175        32 411       2 238
  Intercompany advances                       -           2 493         473
  Other interest charges                       83         6 993         684
  Allowance for borrowed funds used
    during construction                       -            (257)        (66)
                                            3 258        41 640       3 329

NET INCOME (LOSS)                        $ 59 175    $   60 396    $  5 120

<PAGE 7>

                                                                 EXHIBIT A-1
                                                                 PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

(Dollars in Thousands)

                                                COM/      COM/       COM/
                                     Canal      Energy    Energy     Energy
                                     Electric   Acushnet  Cambridge  Freetown
                                     Company    Realty    Realty     Realty

OPERATING REVENUES:
  Electric                           $185 550    $  -      $  -      $   -
  Gas                                     -         -         -          -
  Steam                                   -         -         -          -
  Other                                   -         185       -          -
                                      185 550       185       -          -

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil        79 121       -         -          -
  Electricity purchased for resale      8 476       -         -          -
  Cost of gas sold                        -         -         -          -
  Other operation                      29 992        24         8        240
  Maintenance                          11 768       -         -          -
  Depreciation                         18 682       -         -          -
  Taxes -
    Local property                      2 603        28         1        126
    Federal and state income -
      Current                          11 210        79        (2)        48
      Deferred                           (963)      -         -          (70)
      Investment tax credits, net        (527)      -         -          -
    Payroll and other                     726       -         -          -
                                      161 088       131         7        344

OPERATING INCOME (LOSS)                24 462        54        (7)      (344)

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries      -         -         -          -
  Interest - subsidiaries                 -         -         -          -
  Other, net                            2 393        65         2        -
                                        2 393        65         2        -

TOTAL INCOME                           26 855       119        (5)      (344)

INTEREST CHARGES:
  Long-term debt                        8 017       -         -          -
  Intercompany advances                 1 015       -         -          102
  Other interest charges                1 322       -         -          -
  Allowance for borrowed funds used
    during construction                   (73)      -         -          -
                                       10 281       -         -          102

NET INCOME (LOSS)                    $ 16 574    $  119    $   (5)   $  (446)
<PAGE 8>

                                                                 EXHIBIT A-1
                                                                 PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                 COM/      COM/      Common-
                                     COM/Energy  Energy    Energy    wealth
                                     Research    Services  Steam     Electric
                                     Park Realty Company   Company   Company

OPERATING REVENUES:
  Electric                             $   -     $   -     $   -     $453 780
  Gas                                      -         -         -          -
  Steam                                    -         -      17 242        -
  Other                                  1 006    36 390       -          -
                                         1 006    36 390    17 242    453 780

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -         -       9 313        136
  Electricity purchased for resale         -         -         -      290 027
  Cost of gas sold                         -         -         -          -
  Other operation                           74    35 243     4 449     76 295
  Maintenance                              -         -         403     12 849
  Depreciation                             -         -         292     17 041
  Taxes -
    Local property                         206       -          85      5 485
    Federal and state income -
      Current                              385      (726)    1 011     12 815
      Deferred                             (91)      606        12        569
      Investment tax credits, net          -         -          (3)      (433)
    Payroll and other                      -       1 166        49      2 645
                                           574    36 289    15 611    417 429

OPERATING INCOME (LOSS)                    432       101     1 631     36 351

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -         -         -          -
  Interest - subsidiaries                  -         -         -          -
  Other, net                                29      (128)        7       (477)
                                            29      (128)        7       (477)

TOTAL INCOME                               461       (27)    1 638     35 874

INTEREST CHARGES:
  Long-term debt                           -         -         -       13 968
  Intercompany advances                    -         -          55        675
  Other interest charges                   -         -         -        1 724
  Allowance for borrowed funds used
    during construction                    -         -         -          (98)
                                           -         -          55     16 269

NET INCOME (LOSS)                     $    461   $   (27)  $ 1 583   $ 19 605
<PAGE 9>

                                                                 EXHIBIT A-1
                                                                 PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                      Common-
                                      wealth      Darvel      Hopkinton
                                      Gas         Realty      LNG
                                      Company     Trust       Corp.

OPERATING REVENUES:
  Electric                            $    -      $    -      $   -
  Gas                                  342 488         -          -
  Steam                                    -           -          -
  Other                                    -           927     10 124
                                       342 488         927     10 124

OPERATING EXPENSES:
  Fuel used in electric and steam
    production, principally oil            -           -          -
  Electricity purchased for resale         -           -          -
  Cost of gas sold                     197 665         -          -
  Other operation                       76 621       1 075      6 623
  Maintenance                           12 829         -          -
  Depreciation                          10 061         -        1 452
  Taxes -
    Local property                       5 943         -          531
    Federal and state income -
      Current                            6 235        (316)       545
      Deferred                           4 249         473       (192)
      Investment tax credits, net         (202)        -          (27)
    Payroll and other                    2 385         -           19
                                       315 786       1 232      8 951

OPERATING INCOME (LOSS)                 26 702        (305)     1 173

OTHER INCOME (EXPENSE):
  Equity in earnings of subsidiaries       -           -          -
  Interest - subsidiaries                  -           -          -
  Other, net                               935         507          4
                                           935         507          4

TOTAL INCOME                            27 637         202      1 177

INTEREST CHARGES:
  Long-term debt                         7 604         -          584
  Intercompany advances                    129         -           44
  Other interest charges                 3 135         127          1
  Allowance for borrowed funds used
    during construction                    (20)        -          -
                                        10 848         127        629

NET INCOME (LOSS)                     $ 16 789    $     75    $   548
<PAGE 10>


                                                                 EXHIBIT A-2
                                                                 PAGE 1 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                   ENTRY NUMBER (See Pages 4-8 for detail)


                            TOTAL      1        2        3        4        5

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $108 757  $53 488  $11 882  $ 2 029  $39 780 $   -
  Gas                          621      -        -        -        -       621
  Other                     46 514      -        -        -        -       -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production       307     -         -        -        -       610
  Electricity purchased
    for resale             102 157   52 035    8 567    2 029   39 526     -
  Cost of gas sold          10 135      -        -        -        -        11
  Other operation           43 371    1 453    3 315      -       254      -
OTHER INCOME:
  Equity in earnings of
    subsidiaries            60 396      -        -        -        -       -
  Interest - subsidiaries    1 909      -        -        -        -       -
  Other, net                   699      -        -        -        -       -

INTEREST CHARGES:
  Intercompany advances      2 493      -        -        -        -       -
  Other interest charges        37     -         -        -        -       -

NET INCOME                $ 60 396

<PAGE 11>

                                                                  EXHIBIT A-2
                                                                  PAGE 2 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                    ENTRY NUMBER (See Pages 4-8 for detail)

                             6         7        8       9       10        11

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                $1 522    $   -    $   -    $   -    $  -     $   56
  Gas                        -          -        -        -       -        -
  Other                      -       36 390      -        -       -        -

OPERATING EXPENSES:
  Fuel used in electric
    and steam production     -          -        -        -       -        -
  Electricity purchased
    for resale               -          -        -        -       -        -
  Cost of gas sold           -          -        -        -       -        -
  Other operation          1 522     36 390      -        -       -         56

OTHER INCOME:
  Equity in earnings of
    subsidiaries             -          -     60 396      -       -        -
  Interest - subsidiaries    -          -        -      1 909     -        -
  Other, net                 -          -        -        -       584      -

INTEREST CHARGES:
  Intercompany advances      -          -        -      1 909     584      -
  Other interest charges     -          -        -        -       -        -

NET INCOME                                   $60 396

<PAGE 12>

                                                                  EXHIBIT A-2
                                                                  PAGE 3 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                            ENTRY NUMBER (See Pages 4-8 for detail)

                               12       13       14      15

STATEMENT OF INCOME CAPTION

OPERATING REVENUES:
  Electric                  $  -     $   -    $   -    $   -
  Gas                          -         -        -        -
  Other                        -         -        -     10 124

OPERATING EXPENSES:
  Fuel used in electric
    and steam production      (303)      -        -        -
  Electricity purchased
    for resale                 -         -        -        -
  Cost of gas sold             -         -        -     10 124
  Other operation              303        78      -        -

OTHER INCOME:
  Equity in earnings of
    subsidiaries               -         -        -        -
  Interest - subsidiaries      -         -        -        -
  Other, net                   -          78       37      -

INTEREST CHARGES:
  Intercompany advances        -         -        -        -
  Other interest charges       -         -         37      -

NET INCOME

<PAGE 13>


                                                                 EXHIBIT A-2
                                                                 PAGE 4 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                     No. 1

OPERATING REVENUES:
    Electric                                          $53 488
  OPERATING EXPENSES:
    Electricity purchased for resale                              $52 035
    Other operation                                                 1 453

To eliminate intercompany sales of electricity as follows:

                                                       OPERATING EXPENSES
                                          OPERATING  Electricity
                                          REVENUES    Purchased      Other
                                          Electric    for Resale   Operation

Canal Electric Company                     $52 035     $   -       $   -
    Cambridge Electric Light Company           -        11 302         -
    Commonwealth Electric Company              -        40 733         -
Commonwealth Electric Company                1 453         -           -
    Canal Electric Company                     -           -         1 314
    Commonwealth Gas Company                   -           -           139
                                           $53 488     $52 035     $ 1 453

                                     No. 2

OPERATING REVENUES:
    Electric                                         $11 882
  OPERATING EXPENSES:
    Electricity purchased for resale                               $8 567
    Other operation                                                 3 315

To eliminate electricity purchased from third parties by Canal
    Electric Company, acting as agent for Commonwealth Electric
    Company and Cambridge Electric Light Company, including related transmission costs.

                                     No. 3

OPERATING REVENUES:
    Electric                                         $ 2 029
  OPERATING EXPENSES:
    Electricity purchased for resale                               $ 2 029

To eliminate intercompany charges relating to the abandonment of Seabrook 2 billed by Canal Electric Company to Commonwealth
    Electric Company and Cambridge Electric Light Company.
<PAGE 14>

                                                                 EXHIBIT A-2
                                                                 PAGE 5 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                     No. 4

OPERATING REVENUES:
    Electric                                      $39 780
  OPERATING EXPENSES:
    Electricity purchased for resale                              $39 526
    Other operation                                                   254

To eliminate intercompany sales of electricity, including transmission costs, by Canal Electric Company to Commonwealth Electric Company
   ($31,848,000) and Cambridge Electric Light Company ($7,932,000) from the Seabrook nuclear power plant.

                                     No. 5

OPERATING REVENUES:
    Gas                                           $   621
  OPERATING EXPENSES:
    Fuel used in electric and steam production                    $   610
    Cost of gas sold                                                   11

To eliminate intercompany sales of gas and end-user transportation charges by Commonwealth Gas Company to Cambridge Electric
   Light Company.

                                     No. 6

OPERATING REVENUES:
    Electric                                      $ 1 522
  OPERATING EXPENSES:
    Other operation                                               $ 1 522

To eliminate intercompany rents billed by Commonwealth Electric
   Company to Cambridge Electric Light Company and Canal
   Electric Company.

                                     No. 7

OPERATING REVENUES:
    Other                                         $36 390
  OPERATING EXPENSES:
    Other operation                                               $36 390

To eliminate intercompany billing by COM/Energy Services Company to the other subsidiaries.
<PAGE 15>

                                                                 EXHIBIT A-2
                                                                 PAGE 6 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)

                                     No. 8

OTHER INCOME:
  Equity in earnings of subsidiaries              $60 396
  RETAINED EARNINGS                                                $60 396

  To eliminate Commonwealth Energy System's equity in 1996 earnings (losses) of subsidiaries as follows:

  Cambridge Electric Light Company                $ 5 120
  Canal Electric Company                           16 574
  COM/Energy Acushnet Realty                          119
  COM/Energy Cambridge Realty                          (5)
  COM/Energy Freetown Realty                         (446)
  COM/Energy Research Park Realty                     461
  COM/Energy Services Company                         (27)
  COM/Energy Steam Company                          1 583
  Commonwealth Electric Company                    19 605
  Commonwealth Gas Company                         16 789
  Darvel Realty Trust                                  75
  Hopkinton LNG Corp.                                 548
                                                  $60 396

                                     No. 9

OTHER INCOME:
    Interest - subsidiaries                       $ 1 909
  INTEREST CHARGES:
    Intercompany advances                                         $ 1 909

To eliminate interest income of Commonwealth Energy System from subsidiaries as follows:

  Cambridge Electric Light Company                $  364
  Canal Electric Company                             752
  COM/Energy Freetown Realty                         102
  Commonwealth Electric Company                      487
  Commonwealth Gas Company                           105
  Hopkinton LNG Corp.                                 44
  COM/Energy Steam Company                            55
                                                  $1 909
<PAGE 16>

                                                                 EXHIBIT A-2
                                                                 PAGE 7 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

(Dollars in Thousands)

                                    No. 10

OTHER INCOME:
    Other, net                                    $   584
  INTEREST CHARGES:
    Intercompany advances                                         $   584

  To eliminate intercompany interest income and expense as follows:

                                                  Income          Expense

  Cambridge Electric Light Company                $   -           $   109
  Canal Electric Company                              -               263
  COM/Energy Acushnet Realty                            2             -
  COM/Energy Cambridge Realty                           2             -
  Darvel Realty Trust                                 364             -
  COM/Energy Research Park Realty                      30             -
  COM/Energy Steam Company                              7             -
  Hopkinton LNG Corp.                                   1             -
  Commonwealth Electric Company                       -               188
  Commonwealth Gas Company                            178              24
                                                  $   584         $   584

                                    No. 11

OPERATING REVENUES:
    Electric                                      $    56
  OPERATING EXPENSES:
    Other operation                                               $    56

To eliminate intercompany billing of fixed charges on a transformer by Canal Electric Company to Commonwealth Electric Company.

                                    No. 12

OPERATING EXPENSES:
    Fuel used in electric and steam production    $   303
  OPERATING EXPENSES:
    Other operation                                               $   303

To eliminate intercompany billing for operating expenses from
  Cambridge Electric Light Company to COM/Energy Steam Company.
<PAGE 17>

                                                                 EXHIBIT A-2
                                                                 PAGE 8 of 8

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                       CONSOLIDATING STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                             (Dollars in Thousands)

                                    No. 13

OTHER INCOME:
    Other, net                                    $    78
  OPERATING EXPENSES:
    Other operation                                               $    78

To eliminate intercompany rent billed by Cambridge Electric Light
  Company to COM/Energy Steam Company.

                                    No. 14

INTEREST INCOME:
    Other, net                                    $    37
  INTEREST CHARGES:
    Other interest charges                                        $    37

To reclassify interest income and expense related to contested income tax issues.


                                    No. 15

OPERATING REVENUES:
    Other                                         $10 124
  OPERATING EXPENSES:
    Cost of Gas Sold                                              $10 124

To eliminate intercompany billing by Hopkinton LNG Corp. to Commonwealth
  Gas Company.
<PAGE 18>


                                                                EXHIBIT A-3
                                                                PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)





                                                    Eliminations
                                                    and Reclass-
                                       Consolidated  ifications     Total

Balance at December 31, 1995             $235 980     $ 72 120     $308 100
  Add-
    Net income for the year                59 175       60 396      119 571
                                          295 155      132 516      427 671

  Deduct-
    Cash dividends-
      System-
        Common shares                      33 155          -         33 155
        Preferred shares                    1 050          -          1 050
      Subsidiaries-
        Common stock                          -         51 867       51 867
                                           34 205       51 867       86 072

Balance at December 31, 1996             $260 950     $ 80 649     $341 599
<PAGE 19>

                                                                EXHIBIT A-3
                                                                PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)





                                                                  Cambridge
                                       Commonwealth               Electric
                                       Energy       Subsidiaries  Light
                                       System       Combined      Company

Balance at December 31, 1995             $235 980     $ 72 120     $  7 561
  Add-
    Net income for the year                59 175       60 396        5 120
                                          295 155      132 516       12 681

  Deduct-
    Cash dividends-
      System-
        Common shares                      33 155          -            -
        Preferred shares                    1 050          -            -
      Subsidiaries-
        Common stock                          -         51 867        3 448
                                           34 205       51 867        3 448

Balance at December 31, 1996             $260 950     $ 80 649     $  9 233
<PAGE 20>

                                                                EXHIBIT A-3
                                                                PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)





                                Canal      COM/Energy  COM/Energy  COM/Energy
                                Electric   Acushnet    Cambridge   Freetown
                                Company    Realty      Realty      Realty

Balance at December 31, 1995    $ 52 070    $    250    $     23    $(20 523)
  Add-
    Net income for the year       16 574         119          (5)       (446)
                                  68 644         369          18     (20 969)

  Deduct-
    Cash dividends-
      System-
        Common shares                -           -           -           -
        Preferred shares             -           -           -           -
      Subsidiaries-
        Common stock              16 024         -           -           -
                                  16 024         -           -           -

Balance at December 31, 1996    $ 52 620    $    369    $     18    $(20 969)

<PAGE 21>

                                                                EXHIBIT A-3
                                                                PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)





                                                                     Common-
                                 COM/Energy  COM/Energy  COM/Energy  wealth
                                 Research    Services    Steam       Electric
                                 Park Realty Company     Company     Company

Balance at December 31, 1995      $   389     $    12     $   989    $20 708
  Add-
    Net income for the year           461         (27)      1 583     19 605
                                      850         (15)      2 572     40 313

  Deduct-
    Cash dividends-
      System-
        Common shares                 -           -           -          -
        Preferred shares              -           -           -          -
      Subsidiaries-
        Common stock                  323          48       1 928     12 979
                                      323          48       1 928     12 979

Balance at December 31, 1996      $   527     $   (63)    $   644    $27 334
<PAGE 22>

                                                                EXHIBIT A-3
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                            (Dollars in Thousands)





                                     Common-
                                     wealth       Darvel       Hopkinton
                                     Gas          Realty       LNG
                                     Company      Trust        Corp.


Balance at December 31, 1995         $ 10 495     $   (247)    $    393
  Add-
    Net income for the year            16 789           75          548
                                       27 284         (172)         941

  Deduct-
    Cash dividends-
      System-
        Common shares                     -            -            -
        Preferred shares                  -            -            -
      Subsidiaries-
        Common stock                   16 428          129          560
                                       16 428          129          560

Balance at December 31, 1996         $ 10 856     $   (301)    $    381

<PAGE 23>

                                                                EXHIBIT A-4
                                                                PAGE 1 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                     Eliminations
                                                     and Reclass-
                                      Consolidated    ifications     Total

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $1 143 069    $      -      $1 143 069
    Gas                                   358 239           -         358 239
    Other                                  66 406           286        66 692
    Leased property, net                   13 877           -          13 877
                                        1 581 591           286     1 581 877
    Less: Accumulated depreciation
          and amortization                535 964           -         535 964
    Net Property, Plant and Equipment   1 045 627           286     1 045 913

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                   -         445 420       445 420
  Advances to associate companies             -          30 260        30 260
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                       10 046           -          10 046
    Other, at cost                          3 349           -           3 349
                                           13 395       475 680       489 075

CURRENT ASSETS:
  Cash                                      1 495           -           1 495
  Accounts receivable:
    Affiliated companies                      -          20 763        20 763
    Other                                 125 332           -         125 332
  Reserve for uncollectible accounts       (8 324)          -          (8 324)
  Unbilled revenues                        31 698           -          31 698
  Inventories, at average cost-
    Materials and supplies                  6 220           -           6 220
    Natural gas                            23 084           -          23 084
    Electric production fuel oil            2 221           -           2 221
  Prepaid property taxes                    9 079           -           9 079
  Prepaid income taxes                        -           7 851         7 851
  Other                                     5 686            35         5 721
    Total Current Assets                  196 491        28 649       225 140

DEFERRED CHARGES                          173 442         7 145       180 587

TOTAL                                  $1 428 955    $  511 760    $1 940 715
<PAGE 24>

                                                                EXHIBIT A-4
                                                                PAGE 2 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                                   Cambridge
                                      Commonwealth                 Electric
                                      Energy        Subsidiaries   Light
                                      System        Combined       Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $      -      $1 143 069    $  154 185
    Gas                                       -         358 239           -
    Other                                     -          66 692         7 692
    Leased property, net                      -          13 877           -
                                              -       1 581 877       161 877
    Less: Accumulated depreciation
          and amortization                    -         535 964        61 499
    Net Property, Plant and Equipment         -       1 045 913       100 378

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies               445 420           -             -
  Advances to associate companies          22 495         7 865           -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                          -          10 046         9 403
    Other, at cost                            -           3 349             5
                                          467 915        21 260         9 408

CURRENT ASSETS:
  Cash                                        303         1 192           143
  Accounts receivable:
    Affiliated companies                      176        20 587         1 452
    Other                                       5       125 327        11 767
  Reserve for uncollectible accounts          -          (8 324)         (482)
  Unbilled revenues                           -          31 698         2 751
  Inventories, at average cost-
    Materials and supplies                    -           6 220           468
    Natural gas                               -          23 084           -
    Electric production fuel oil              -           2 221         1 101
  Prepaid property taxes                      -           9 079         1 704
  Prepaid income taxes                        -           7 851           968
  Other                                        30         5 691           454
    Total Current Assets                      514       224 626        20 326

DEFERRED CHARGES                              602       179 985        45 039

TOTAL                                  $  469 031    $1 471 684    $  175 151
<PAGE 25>

                                                                EXHIBIT A-4
                                                                PAGE 3 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                 COM/     COM/       COM/
                                       Canal     Energy   Energy     Energy
                                       Electric  Acushnet Cambridge  Freetown
                                       Company   Realty   Realty     Realty

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $454 080  $    -    $    -    $    -
    Gas                                     -         -         -         -
    Other                                     9       553         3     2 932
    Leased property, net                 12 454       -         -         -
                                        466 543       553         3     2 932
    Less: Accumulated depreciation
          and amortization              179 307       -         -         -
    Net Property, Plant and Equipment   287 236       553         3     2 932

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           -          30        35       -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         -
    Other, at cost                        3 321       -         -         -
                                          3 321        30        35       -

CURRENT ASSETS:
  Cash                                       12         5         3         1
  Accounts receivable:
    Affiliated companies                 10 294       124       -         -
    Other                                12 390        25       -         -
  Reserve for uncollectible accounts        -         -         -         -
  Unbilled revenues                         675       -         -         -
  Inventories, at average cost-
    Materials and supplies                1 296       -         -         -
    Natural gas                             -         -         -         -
    Electric production fuel oil            979       -         -         -
  Prepaid property taxes                    795        13         1        63
  Prepaid income taxes                       64       -         -         -
  Other                                   1 116       -         -          12
    Total Current Assets                 27 621       167         4        76

DEFERRED CHARGES                         25 345         1         2     3 884

TOTAL                                  $343 523  $    751  $     44  $  6 892
<PAGE 26>

                                                                EXHIBIT A-4
                                                                PAGE 4 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                     COM/        COM/       COM/     Common-
                                     Energy      Energy     Energy   wealth
                                     Research    Services   Steam    Electric
                                     Park Realty Company    Company  Company

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                           $    -    $    -    $    -    $534 804
    Gas                                     -         -         -         -
    Other                                   384       251     7 800     2 515
    Leased property, net                    -       1 423       -         -
                                            384     1 674     7 800   537 319
    Less: Accumulated depreciation
          and amortization                  125       251     4 292   163 397
    Net Property, Plant and Equipment       259     1 423     3 508   373 922

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                 -         -         -         -
  Advances to associate companies           360       -         -         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                        -         -         -         643
    Other, at cost                          -         -         -          14
                                            360       -         -         657

CURRENT ASSETS:
  Cash                                       15       106       112       358
  Accounts receivable:
    Affiliated companies                     17     4 434       -       2 662
    Other                                    57       547     2 882    44 436
  Reserve for uncollectible accounts        -         -         -      (1 792)
  Unbilled revenues                         -         -         646     6 741
  Inventories, at average cost-
    Materials and supplies                  -         -           6     2 830
    Natural gas                             -         -         -         -
    Electric production fuel oil            -         -         -         141
  Prepaid property taxes                     95       -          46     3 024
  Prepaid income taxes                      -         903       234       -
  Other                                       3     1 057        25     1 609
    Total Current Assets                    187     7 047     3 951    60 009

DEFERRED CHARGES                            416     5 111         5    71 411

TOTAL                                  $  1 222  $ 13 581  $  7 464  $505 999
<PAGE 27>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                     CONSOLIDATING BALANCE SHEET - ASSETS
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                        Common-
                                        wealth      Darvel     Hopkinton
                                        Gas         Realty     LNG
                                        Company     Trust      Corp.

PROPERTY, PLANT AND EQUIPMENT,
  at original cost:
    Electric                            $    -      $    -      $    -
    Gas                                  358 239         -           -
    Other                                  1 380       1 777      41 396
    Leased property, net                     -           -           -
                                         359 619       1 777      41 396
    Less: Accumulated depreciation
          and amortization               102 278         -        24 815
    Net Property, Plant and Equipment    257 341       1 777      16 581

INVESTMENTS:
  Equity in common stock and earnings
    of subsidiary companies                  -           -           -
  Advances to associate companies            -         7 340         -
  Equity in corporate joint ventures-
    Nuclear electric power companies
      (2.5% to 4.5%)                         -           -           -
    Other, at cost                             9         -           -
                                               9       7 340         -

CURRENT ASSETS:
  Cash                                       421           9           7
  Accounts receivable:
    Affiliated companies                     242         -         1 362
    Other                                 49 825       3 334          64
  Reserve for uncollectible accounts      (2 738)     (3 312)        -
  Unbilled revenues                       20 885         -           -
  Inventories, at average cost-
    Materials and supplies                 1 620         -           -
    Natural gas                           23 084         -           -
    Electric production fuel oil             -           -           -
  Prepaid property taxes                   3 061         -           277
  Prepaid income taxes                     5 619          15          48
  Other                                      981         135         299
    Total Current Assets                 103 000         181       2 057

DEFERRED CHARGES                          28 580         107          84

TOTAL                                   $388 930    $  9 405    $ 18 722
<PAGE 28>

                                                                EXHIBIT A-4
                                                                PAGE 6 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1996
                            (Dollars in Thousands)

                                                      Eliminations
                                                      and Reclass-
                                        Consolidated   ifications    Total

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,529,676
    shares outstanding (704 shares
    issued during 1996)                   $   43 059   $    -      $   43 059
  Subsidiaries                                   -       200 594      200 594
  Amounts paid in excess of par value        111 685     164 575      276 260
  Retained earnings                          260 950      80 649      341 599
    Total Common Share Equity                415 694     445 818      861 512

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 26,400 shares
       authorized and outstanding              2 520         -          2 520
      Series B, 8.10%, 40,000 shares
       authorized and outstanding              3 840         -          3 840
      Series C, 7.75%, 72,000 shares
       authorized and outstanding              6 660         -          6 660
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     355 305         -        355 305
        Total Capitalization                 784 019     445 818    1 229 837
  Capital Lease Obligations-Non Current       12 346         -         12 346

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   118 475         -        118 475
    Advances from affiliates                     -        30 260       30 260
    Maturing long-term debt                   14 260         -         14 260
      Total Interim Financing                132 735      30 260      162 995

  Other Current Liabilities -
    Current sinking fund requirements          8 473         -          8 473
    Accounts payable -
      Affiliates                                 -        20 763       20 763
      Other                                   90 269         -         90 269
    Dividends declared                         8 289         -          8 289
    Customers' deposits                        3 358         -          3 358
    Accrued taxes -
      Income                                   7 910       7 851       15 761
      Local property and other                 9 060         -          9 060
    Accrued interest                           6 267          35        6 302
    Capital lease obligations                  1 531         -          1 531
    Other                                     34 390         -         34 390
      Total Other Current Liabilities        169 547      28 649      198 196
      Total Current Liabilities              302 282      58 909      361 191

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          174 877       7 033      181 910
  Unamortized investment tax credits          26 618         -         26 618
  Other                                      128 813         -        128 813
    Total Deferred Credits and Reserves      330 308       7 033      337 341

TOTAL                                     $1 428 955   $ 511 760   $1 940 715
<PAGE 29>

                                                                EXHIBIT A-4
                                                                PAGE 7 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1996
                            (Dollars in Thousands)

                                                                     Cambridge
                                        Commonwealth                 Electric
                                        Energy        Subsidiaries   Light
                                        System        Combined       Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,529,676
    shares outstanding (704 shares
    issued during 1996)                   $  43 059   $      -     $     -
  Subsidiaries                                  -        200 594       8 665
  Amounts paid in excess of par value       111 685      164 575      27 953
  Retained earnings                         260 950       80 649       9 233
    Total Common Share Equity               415 694      445 818      45 851

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 26,400 shares
       authorized and outstanding             2 520          -           -
      Series B, 8.10%, 40,000 shares
       authorized and outstanding             3 840          -           -
      Series C, 7.75%, 72,000 shares
       authorized and outstanding             6 660          -           -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     20 000      335 305      17 503
        Total Capitalization                448 714      781 123      63 354
  Capital Lease Obligations-Non Current         -         12 346         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                      -        118 475      18 725
    Advances from affiliates                    -         30 260       5 065
    Maturing long-term debt                  10 000        4 260       4 260
      Total Interim Financing                10 000      152 995      28 050

  Other Current Liabilities -
    Current sinking fund requirements           820        7 653         100
    Accounts payable -
      Affiliates                                 40       20 723       4 429
      Other                                     303       89 966       8 216
    Dividends declared                        8 289          -           -
    Customers' deposits                         -          3 358         -
    Accrued taxes -
      Income                                     63       15 698         -
      Local property and other                  -          9 060       1 705
    Accrued interest                             26        6 276         475
    Capital lease obligations                   -          1 531         -
    Other                                       101       34 289       3 738
      Total Other Current Liabilities         9 642      188 554      18 663
      Total Current Liabilities              19 642      341 549      46 713

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             -        181 910      14 355
  Unamortized investment tax credits            -         26 618       1 849
  Other                                         675      128 138      48 880
    Total Deferred Credits and Reserves         675      336 666      65 084

TOTAL                                     $ 469 031   $1 471 684   $ 175 151
<PAGE 30>

                                                                EXHIBIT A-4
                                                                PAGE 8 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1996
                            (Dollars in Thousands)

                                                  COM/     COM/      COM/
                                        Canal     Energy   Energy    Energy
                                        Electric  Acushnet Cambridge Freetown
                                        Company   Realty   Realty    Realty

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,529,676
    shares outstanding (704 shares
    issued during 1996)                 $    -     $   -    $   -    $    -
  Subsidiaries                            38 080       325       25    26 000
  Amounts paid in excess of par value      8 321       -        -         -
  Retained earnings                       52 620       369       18   (20 969)
    Total Common Share Equity             99 021       694       43     5 031

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 26,400 shares
       authorized and outstanding            -         -        -         -
      Series B, 8.10%, 40,000 shares
       authorized and outstanding            -         -        -         -
      Series C, 7.75%, 72,000 shares
       authorized and outstanding            -         -        -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                  83 618       -        -         -
        Total Capitalization             182 639       694       43     5 031
  Capital Lease Obligations-Non Current   11 878       -        -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                26 550       -        -         -
    Advances from affiliates               7 250       -        -       1 305
    Maturing long-term debt                  -         -        -         -
      Total Interim Financing             33 800       -        -       1 305

  Other Current Liabilities -
    Current sinking fund requirements        350       -        -         -
    Accounts payable -
      Affiliates                           1 347         1      -          31
      Other                               18 123       -        -         -
    Dividends declared                       -         -        -         -
    Customers' deposits                      -         -        -         -
    Accrued taxes -
      Income                                 -          38      -         141
      Local property and other               795        13        1        67
    Accrued interest                       1 424       -        -         -
    Capital lease obligations                576       -        -         -
    Other                                  2 562       -        -         317
      Total Other Current Liabilities     25 177        52        1       556
      Total Current Liabilities           58 977        52        1     1 861

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes       71 550         5      -         -
  Unamortized investment tax credits      11 493       -        -         -
  Other                                    6 986       -        -         -
    Total Deferred Credits and Reserves   90 029         5      -         -

TOTAL                                   $343 523   $   751  $    44  $  6 892
<PAGE 31>

                                                                EXHIBIT A-4
                                                                PAGE 9 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1996
                            (Dollars in Thousands)

                                      COM/        COM/      COM/     Common-
                                      Energy      Energy    Energy   wealth
                                      Research    Services  Steam    Electric
                                      Park Realty Company   Company  Company

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,529,676
    shares outstanding (704 shares
    issued during 1996)                 $    -    $    -    $    -    $    -
  Subsidiaries                               350       325     2 550    51 099
  Amounts paid in excess of par value        -         -         -      97 112
  Retained earnings                          527       (63)      644    27 334
    Total Common Share Equity                877       262     3 194   175 545

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 26,400 shares
       authorized and outstanding            -         -         -         -
      Series B, 8.10%, 40,000 shares
       authorized and outstanding            -         -         -         -
      Series C, 7.75%, 72,000 shares
       authorized and outstanding            -         -         -         -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                     -         -         -     150 734
        Total Capitalization                 877       262     3 194   326 279
  Capital Lease Obligations-Non Current      -         468       -         -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                   -         -         -      15 000
    Advances from affiliates                 -         -       2 155     3 070
    Maturing long-term debt                  -         -         -         -
      Total Interim Financing                -         -       2 155    18 070

  Other Current Liabilities -
    Current sinking fund requirements        -         -         -       3 553
    Accounts payable -
      Affiliates                               3        36     1 482    10 213
      Other                                  -       1 924       354    28 137
    Dividends declared                       -         -         -         -
    Customers' deposits                      -         -         -       1 927
    Accrued taxes -
      Income                                  57       -         -      15 462
      Local property and other                76         2        46     3 025
    Accrued interest                         -         -         -       3 894
    Capital lease obligations                -         955       -         -
    Other                                    -         478        19    10 453
      Total Other Current Liabilities        136     3 395     1 901    76 664
      Total Current Liabilities              136     3 395     4 056    94 734

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes          -         -          43    47 716
  Unamortized investment tax credits         -         -          34     7 126
  Other                                      209     9 456       137    30 144
    Total Deferred Credits and Reserves      209     9 456       214    84 986

TOTAL                                   $  1 222  $ 13 581  $  7 464  $505 999
<PAGE 32>

                                                                EXHIBIT A-4
                                                                PAGE 10 of 11

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
         CONSOLIDATING BALANCE SHEET - CAPITALIZATION AND LIABILITIES
                               DECEMBER 31, 1996
                            (Dollars in Thousands)

                                          Common-
                                          wealth      Darvel    Hopkinton
                                          Gas         Realty    LNG
                                          Company     Trust     Corp.

CAPITALIZATION:
  Common Shares - Commonwealth Energy
    System $2 par value, 21,529,676
    shares outstanding (704 shares
    issued during 1996)                   $    -     $    -     $    -
  Subsidiaries                              71 425      1 700         50
  Amounts paid in excess of par value       27 739        -        3 450
  Retained earnings                         10 856       (301)       381
    Total Common Share Equity              110 020      1 399      3 881

  Redeemable Preferred Shares, $100 par
    value, less current sinking fund
    requirements:
      Series A, 4.80%, 26,400 shares
       authorized and outstanding              -          -          -
      Series B, 8.10%, 40,000 shares
       authorized and outstanding              -          -          -
      Series C, 7.75%, 72,000 shares
       authorized and outstanding              -          -          -
  Long-Term Debt, including premiums,
    less current sinking fund require-
    ments and maturities                    74 450        -        9 000
        Total Capitalization               184 470      1 399     12 881
  Capital Lease Obligations-Non Current        -          -          -

CURRENT LIABILITIES:
  Interim Financing -
    Notes payable to banks                  58 200        -          -
    Advances from affiliates                10 400        -        1 015
    Maturing long-term debt                    -          -          -
      Total Interim Financing               68 600        -        1 015

  Other Current Liabilities -
    Current sinking fund requirements        3 650        -          -
    Accounts payable -
      Affiliates                             3 081         20         80
      Other                                 32 904        -          308
    Dividends declared                         -          -          -
    Customers' deposits                        952        -          -
    Accrued taxes -
      Income                                   -          -          -
      Local property and other               3 060        -          270
    Accrued interest                           458        -           25
    Capital lease obligations                  -          -          -
    Other                                   16 681        137        383
      Total Other Current Liabilities       60 786        157      1 066
      Total Current Liabilities            129 386        157      2 081

DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes         37 088      7 849      3 304
  Unamortized investment tax credits         5 660        -          456
  Other                                     32 326        -          -
    Total Deferred Credits and Reserves     75 074      7 849      3 760

TOTAL                                     $388 930   $  9 405   $ 18 722
<PAGE 33>

                                                                EXHIBIT A-4
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      NOTE TO CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

Consolidated long-term debt, including                   Less Current
premiums, at December 31, 1996 is                        Sinking Fund
summarized as follows:                                   Requirements
                                              Amount     and Current
Bonds, Mortgages and Similar Debt -         Outstanding  Maturities     Net

Commonwealth Energy System -
  8-Year 10.48% Senior Notes, Due 6/28/97      10 000
  9-Year 10.45% Senior Notes, Due 6/28/98      10 000
 10-Year 10.58% Senior Notes, Due 6/28/99      10 000
                                               30 000      $10 000    $20 000

Cambridge Electric Light Company -
 30-Year 6 1/4% Notes, Series C, Due 6/1/97     4 261
 30-Year 7 3/4% Notes, Series D, Due 6/1/02     2 602
  7-Year 8.04% Notes, Series G, Due 3/1/99     10 000
 15-Year 8.7% Notes, Series H, Due 3/1/07       5 000
                                               21 863        4 360     17 503

Canal Electric Company -
 First and General Mortgage Bonds:
   Series B, 8.85%, Due 9/1/06                 34 656
   Series E, 7 3/8%, Due 12/1/20                9 960
   Series F, 9 7/8%, Due 12/1/20               39 352
                                               83 968          350     83 618

Commonwealth Gas Company -
 First Mortgage Bonds:
   Series I, 8.99%, Due 12/1/01                18 100
   Series J, 9.95%, Due 12/1/20                25 000
   Series K, 7.11%, Due 12/30/33               35 000
                                               78 100        3 650     74 450

Commonwealth Electric Company -
 Notes:
   15-Year, 9.50%, Due 12/1/04                 12 500
   18-Year, 9.55%, Due 12/1/07                 10 000
   25-Year, 9.53%, Due 12/1/14                 10 000
   30-Year, 9.60%, Due 12/1/19                 10 000
   10-Year, 7.43%, Due 1/1/03                  15 000
   15-Year, 7.70%, Due 1/1/08                  10 000
   20-Year, 7.98%, Due 1/1/13                  25 000
   30-Year, 8.47%, Due 1/1/23                  15 000
 Term Loans:
   15-Year 9.30%, Due 1/1/02                   29 945
   25-Year 9.37%, Due 1/1/12                   16 842
                                              154 287        3 553    150 734

Hopkinton LNG Corp. -
    5-Year Term Loan, variable rate,
     6.125% at 12/31/96, Due 12/29/98           9 000          -        9 000

                                             $377 218      $21 913   $355 305
<PAGE 34>

                                                                 EXHIBIT A-5
                                                                 PAGE 1 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                       ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                          Total       1            2

PROPERTY, PLANT AND EQUIPMENT:
  Other                                      $    286   $    -      $    -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                      445 420    445 420         -
  Advances to associate companies              30 260        -        30 260
                                              475 680    445 420      30 260
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                       20 763        -        20 763
  Prepaid income taxes                          7 851        -           -
  Other                                            35        -           -
                                               28 649        -        20 763

DEFERRED CHARGES                                7 145        -           -

                                             $511 760   $445 420    $ 51 023

    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                             $200 594   $200 594    $    -
    Amounts paid in excess of par value       164 575    164 575         -
    Retained earnings                          80 649     80 251         -
      Total Common Share Equity               445 818    445 420         -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies          30 260        -        30 260

  Other Current Liabilities -
    Accounts payable - affiliated companies    20 763        -        20 763
    Accrued taxes - income                      7 851        -           -
    Accrued interest                               35        -           -
                                               28 649        -        20 763
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes             7 033        -           -

                                             $511 760   $445 420    $ 51 023
<PAGE 35>

                                                                 EXHIBIT A-5
                                                                 PAGE 2 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                 SUMMARY OF ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)

                                                        ENTRY NUMBER
                                                 (See Pages 3, 4, and 5)
               ASSETS                            3          4           5

PROPERTY, PLANT AND EQUIPMENT:
  Other                                       $   286    $   -       $   -

INVESTMENTS:
  Equity in common stock and earnings of
    subsidiary companies                          -          -           -
  Advances to associate companies                 -          -           -
                                                  -          -           -
CURRENT ASSETS:
  Accounts receivable -
    affiliated companies                          -          -           -
  Prepaid income taxes                            -        7 851         -
  Other                                           -          -            35
                                                  -        7 851          35

DEFERRED CHARGES                                  -        7 145         -

                                              $   286    $14 996     $    35


    CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common Shares -
    Subsidiaries                              $   -      $   -       $   -
    Amounts paid in excess of par value           -          -           -
    Retained earnings                             398        -           -
      Total Common Share Equity                   398        -           -

CURRENT LIABILITIES:
  Interim Financing -
    Advances from associate companies             -          -           -

  Other Current Liabilities -
    Accounts payable - affiliated companies       -          -           -
    Accrued taxes - income                        -        7 851         -
    Accrued interest                              -          -            35
                                                  -        7 851          35
DEFERRED CREDITS AND RESERVES:
  Accumulated deferred income taxes              (112)     7 145         -

                                              $   286    $14 996     $    35
<PAGE 36>

                                                                EXHIBIT A-5
                                                                PAGE 3 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)


                                     No. 1

Common shares - subsidiaries                            $200 594
Amounts paid in excess of par value                      164 575
Retained Earnings                                         80 251

   INVESTMENTS - Equity in common stock and earnings
                 of subsidiaries                                  $445 420

   To eliminate Parent company investment in common stock and earnings of subsidiary companies. Income of subsidiaries recorded on equity accounting basis on Parent company statements.



                                  Common
                                  Shares   Amounts Paid           System's
                                   Par     in Excess of Retained  Equity in
                                  Value     Par Value   Earnings Subsidiaries

Cambridge Electric Light Company $  8 665    $ 27 953   $  9 233   $ 45 851
Canal Electric Company             38 080       8 321     52 620     99 021
COM/Energy Acushnet Realty            325         -          369        694
COM/Energy Cambridge Realty            25         -           18         43
COM/Energy Freetown Realty         26 000         -      (20 969)     5 031
COM/Energy Research Park Realty       350         -          527        877
COM/Energy Services Company           325         -          (63)       262
COM/Energy Steam Company            2 550         -          644      3 194
Commonwealth Electric Company      51 099      97 112     27 334    175 545
Commonwealth Gas Company           71 425      27 739     10 856    110 020
Darvel Realty Trust                 1 700         -         (699)     1 001
Hopkinton LNG Corp.                    50       3 450        381      3 881
                                 $200 594    $164 575   $ 80 251   $445 420


                                     No. 2

Advances from affiliates                                $30 260
Accounts payable - Affiliates                            20 763

   INVESTMENTS - Advances to affiliates                           $30 260
   Accounts receivable - Affiliates                                20 763

   To eliminate intercompany accounts as follows:
<PAGE 37>

                                                                EXHIBIT A-5
                                                                PAGE 4 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)


                               Investments-  Accounts    Advances   Accounts
                               Advances to  Receivable-   from      Payable-
                               Affiliates   Affiliates  Affiliates Affiliates

Cambridge Electric Light Company  $   -       $ 1 452     $ 5 065    $ 4 429
Canal Electric Company                -        10 294       7 250      1 347
COM/Energy Acushnet Realty             30         124         -            1
COM/Energy Freetown Realty            -           -         1 305         31
COM/Energy Cambridge Realty            35          17         -          -
COM/Energy Research Park Realty       360         -           -            3
COM/Energy Services Company           -         4 434         -           36
COM/Energy Steam Company              -           -         2 155      1 482
Commonwealth Electric Company         -         2 662       3 070     10 213
Commonwealth Energy System         22 495         176         -           40
Commonwealth Gas Company              -           242      10 400      3 081
Darvel Realty Trust                 7 340         -           -           20
Hopkinton LNG Corp.                   -         1 362       1 015         80
                                  $30 260     $20 763     $30 260    $20 763


                                     No. 3

Retained earnings                                         $   398
   PROPERTY, PLANT AND EQUIPMENT:
       Other                                                         $   286
   DEFERRED CREDITS AND RESERVES:
       Accumulated deferred income taxes                                 112

   To eliminate intercompany interest capitalized by Darvel
       Realty Trust.


                                     No. 4

CURRENT LIABILITIES:
   Accrued income taxes                                   $7 851

DEFERRED CREDITS AND RESERVES:
   Accumulated deferred income taxes                       7 145

CURRENT ASSETS:
   Prepaid income taxes                                            $7 851

   DEFERRED CHARGES                                                 7 145


   To reclassify income taxes.

<PAGE 38>

                                                                EXHIBIT A-5
                                                                PAGE 5 of 5

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
                      ELIMINATIONS AND RECLASSIFICATIONS
                                      TO
                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1996

                            (Dollars in Thousands)


                                     No. 5

CURRENT LIABILITIES:
   Accrued interest                                      $ 35
       CURRENT ASSETS:
         Other                                                     $ 35

   To eliminate intercompany interest receivable and payable on money pool transactions as follows:

                                                      Receivable   Payable

   Canal Electric Company                                $ -         $11
   Darvel Realty Trust                                    33           -
   Commonwealth Gas Company                                -          18
   Commonwealth Electric Company                           -           4
   Cambridge Electric Light Company                        -           2
   COM/Energy Research Park Realty                         2           -
                                                         $35         $35
<PAGE 39>

                                                                EXHIBIT C
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1996

               ELECTRIC                               Generating Stations

                                                                  Rated KW
Company and Generating Station Locations             Type       Capacity (a)

Cambridge Electric Light Company
  Kendall Square, Cambridge, Massachusetts           Steam           67 450
  Kendall Square, Cambridge, Massachusetts           Jets            46 640
  Blackstone Street, Cambridge, Massachusetts        Steam           15 000
                                                                    129 090
Canal Electric Company (d)
  Sandwich, Massachusetts                            Steam          542 500
  Sandwich, Massachusetts                            Steam          529 620(b)
                                                                  1 072 120
Commonwealth Electric Company (c)
  Oak Bluffs, Massachusetts                        Internal
                                                     Comb.            8 250
  West Tisbury, Massachusetts                      Internal
                                                     Comb.            5 500
                                                                     13 750

(a) Manufacturer's maximum name plate rating of generating units as reported in Schedule 1, F.E.R.C. Power System Statement Form No. 12.

(b) Represents the entire capacity of Canal Unit No. 2 in which Canal Electric Company and Montaup Electric Company each own an undivided one-half joint-ownership interest. Canal is operator of the unit.

(c) Commonwealth Electric Company is a joint-owner, together with several other New England utility companies, of the Wyman Unit #4 which is located in Yarmouth, Maine. The Company has a 1.4325% interest in this oil-fired 600,000 KW steam type unit, with an entitlement of approximately 9 MW of power. The unit is 60% owned by Central Maine Power Company.

(d) Canal Electric Company is a joint-owner, together with several other New England utility companies, of the Seabrook 1 nuclear power plant which is located in Seabrook, New Hampshire. The Company has a 3.52% interest in this 1,150,000 KW unit, with an entitlement of approximately 40 MW of power.

Notes: (1) Neither the System nor any of the "Other Subsidiaries" shown on the cover of this report own any properties for the generation, transmission or distribution of electricity or gas.

       (2) None of the subsidiary companies owns any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of The Commonwealth of Massachusetts with the exception of a 20% undivided joint interest in a transmission line from the Massachusetts border to a point in the Boston Edison Company system in the vicinity of West Medway, Massachusetts and a 3.8% interest in the Hydro-Quebec Phase II transmission facilities from Monroe, New Hampshire to West Medway, Massachusetts.
<PAGE 40>

                                                                EXHIBIT C
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
               DESCRIPTION OF PROPERTIES - ITEM 2 OF FORM U-3A-2
                               DECEMBER 31, 1996


       (3) In addition to the above generating stations, in order to provide service to customers, each electric company maintains substations, transmission and distribution lines. The gas company maintains high and low pressure gas mains for distribution of natural gas to customers. All of such property, plant and equipment of each of the companies except as noted in item (c) and (d) above is located within franchise areas located in The Commonwealth of Massachusetts.
<PAGE 41>

                                                                EXHIBIT D
                                                                PAGE 1 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                              Sales at Retail or Wholesale
                                            Electricity           Gas
                                               (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company            1 477 088 316
Canal Electric Company                      3 174 277 840
Commonwealth Gas Company                                       46 365 488
Commonwealth Electric Company               4 287 787 413
     Total                                  8 939 153 569      46 365 488

Elimination (detailed below)                1 534 525 501           2 991
Consolidated                                7 404 628 068      46 362 497

Detail of Intercompany Sales

Commonwealth Electric Company Sales -
  To: Canal Electric Company                   15 005 000
      Commonwealth Gas Company                  1 261 268
                                               16 266 268
Commonwealth Gas Company Sales -
  To: Cambridge Electric Light Company                              2 991

Canal Electric Company Sales -
  To: Cambridge Electric Light Company        342 729 596
      Commonwealth Electric Company         1 175 529 637
                                            1 518 259 233

Total Elimination                           1 534 525 501           2 991


                                        Distributed at Retail Outside State
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None

                                             Sales at Wholesale Outside
                                               State or at State Line
                                         Electricity            Gas
                                            (KWH)          (MMBTU-1000 BTU)

Cambridge Electric Light Company            None                None
Canal Electric Company                      None                None
Commonwealth Gas Company                    None                None
Commonwealth Electric Company               None                None
<PAGE 42>

                                                                EXHIBIT D
                                                                PAGE 2 of 2

              COMMONWEALTH ENERGY SYSTEM AND SUBSIDIARY COMPANIES
      SALES AND PURCHASES OF ELECTRICITY AND GAS - ITEM 3 OF FORM U-3A-2
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                               Purchases Outside State
                                                   or at State Line
                                           Electricity          Gas
                                              (KWH)        (MMBTU-1000 BTU)

Cambridge Electric Light Company             391 679 122        None
Canal Electric Company                       269 888 000        None
Commonwealth Gas Company                        None            None
Commonwealth Electric Company                   None            None

     Total                                   661 567 122

Elimination                                      -

Consolidated                                 661 567 122 (A)


(A) Excluding power interchanged in the New England Power Pool (Pool) of (75,689,309) KWH. Power is supplied to the Pool by companies in the six-state New England region. No determination is made as to the state of origin of the power which is distributed.